

January 12, 2011

Vaughn R. Cook
Chief Executive Officer
ZYTO Corp
387 South 520 West, Suite 200
Lindon, Utah 84042

>   **Re: ZYTO Corp**
>   **Registration Statement on Form 10-12G**
>   **Amended December 23, 2010**
>   **File No. 000-54170**

Dear Dr. Cook:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Zyto Technology, page 5

1.   We note your response to prior comment 2; however, given that the tower component does not "read the energy" of the particular product that is represented by a virtual stimulus item, it remains unclear from your disclosure how the results of a biosurvey establish a person's biopreference for a particular product. Please revise to clarify this aspect of your technology.

FDA Approval and Regulation, page 8

2.   We note your disclosure on page 8 in response to prior comment 5. With a view toward disclosure, please tell us the website you are referencing in the first paragraph. Further, please revise to:

- disclose when you received the outside expert opinion; and
- briefly describe the "improvements and other modifications" to the initial device and whether these changes occurred after you received the referenced expert opinion.

Zyto Products, page 9

3.   We note your revisions in response to prior comment 3. Please provide us with any consent to being named in this filing that you received from SDP Engineering. Also provide us a copy of the correspondence quoted in this section. Finally, please revise to describe briefly the FCC laws or regulations governing your products.

Item 5. Directors and Executive Officers, page 45

4.   We note your revised disclosures in response to prior comment 6. Please revise to disclose the names of the companies at which Mr. Neilsen was employed during 2006 - 2008.

Executive Compensation, page 49

5.   Please revise to include all Regulation S-K Item 402 disclosure for the fiscal year ended December 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at 202-551-3761 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at 202-551-6262 or Mary Beth Breslin, Senior Attorney, at 202-551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Dave Evans, Esq.— Kirton & McConkie, PC